Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. NAMES
IAN KIDSON VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thomas Cowee, Vice President and Chief Financial Officer, to Leave Company Following Transition

TORONTO, ONTARIO – August 15, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) (the “Company”) announced today that Ian Kidson has joined the Company as Vice President and Chief Financial Officer. Mr. Kidson will succeed Thomas Cowee following Mr. Cowee’s decision to pursue other opportunities. Mr. Cowee will remain with the Company through the fourth quarter of 2012 to facilitate a smooth transition of responsibilities.

Mr. Cowee joined in 2005 after the Company’s acquisition of IESI Corporation, where he served as Senior Vice President and CFO. Mr. Cowee has in excess of 30 years experience in the non-hazardous solid waste management industry.

Joseph Quarin, Vice Chairman and CEO of Progressive Waste Solutions Ltd., said, “Tom brought a high level of industry knowledge and experience to his financial leadership role at Progressive Waste Solutions and we appreciate all of the significant contributions he has made to our success over the past several years. For personal reasons, Tom has advised me that he would like to pursue other opportunities closer to his home in the Dallas/Fort Worth, Texas area. He will stay with us to support Ian and our entire organization through the balance of this year and I am confident that it will be a seamless transition.

“Ian has over 25 years of financial industry experience, including more than 15 years in private equity. Ian brings to the role strong financial, analytical and strategic development expertise which will allow him to immediately contribute to our management team. As Managing Director, Co-Head at TD Capital Mezzanine Partners, Ian covered the waste services industry and led an investment in our Company when we acquired our original assets in June 2000. Ian’s familiarity with our business and the focus he brings on capital allocation and returns makes him an ideal addition to our team. We welcome Ian to our Company as we continue to focus on growth organically and by way of acquisition in order to create exceptional value for our shareholders.”

Mr. Kidson will be located in the Company’s corporate headquarters in Vaughan, Ontario. He is an accomplished financial services executive, most recently acting as Managing Director and Co-Head of TD Capital Mezzanine Partners for ten years, leading subordinated debt and equity investments in North American businesses in sectors including waste management, cable media, manufacturing logistics, broadcast media, regulated transportation, financial, aerospace and software. Previously, Mr. Kidson spent 16 years at CIBC World Markets/Wood Gundy, having initially joined Wood Gundy in 1984 in the Investment Banking department. In 1986, he moved to CIBC’s Capital Markets group where he analyzed and marketed interest rate swaps and other derivative product structures to corporate and government accounts, primarily in connection with debt financing transactions.  In 1990, Mr. Kidson became Managing Director of the Private Placement (Debt) Group in Toronto, which was followed by a move to CIBC Capital Partners in 1994. At CIBC Capital Partners, he acted as a Principal, leading both mezzanine and equity investments. Mr. Kidson received his Chartered Accountant designation in 1984 and holds a Bachelor of Science and an MBA, both from McMaster University.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com